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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(Cusip Number)

Thomas E. Rutledge
Ogden Newell & Welch PLLC
1700 PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
(502) 582-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 115637-10-0

1.	Names of reporting persons		Owsley Brown II
	S.S. or I.R.S. Identification Nos. of above persons		(###-##-####)

2.	Check the appropriate box if a member of a group (see instructions)		(a)
			(b)

3.	SEC use only

4.	Source of funds (see instructions)		N/A

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		United States of America

Number of shares beneficially owned by each reporting person with:
	7.	Sole voting power	350,277

	8.	Shared voting power	5,437,382

	9.	Sole dispositive power	350,277

	10.	Shared dispositive power	5,437,382

11.	Aggregate amount beneficially owned by each reporting person		5,787,659

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).		N/A

13.	Percent of class represented by amount in Row (11)		20.36%

14.	Type of reporting person (see instructions)		IN

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Item 1. Security and Issuer.

Brown-Forman Corporation
Class A Common Stock
850 Dixie Highway
Louisville, Kentucky 40210

Item 2. Identity and Background.

a)	Name: Owsley Brown II

b)	Principal Business address: 850 Dixie Highway Louisville, Kentucky 40210

c)	Chairman and Chief Executive Officer of the issuer, Brown-Forman Corporation.

d)	Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

e)	Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Please see description of share exchange transaction set forth under Item 4 below.

Item 4. Purpose of Transaction.

     The following filing is made in order to bring current his report of beneficial ownership of Brown-Forman Corporation Class A Stock as of January 1, 2004. Since the filing of Amendment 25 to the previously filed Schedule 13G, by reason of a share repurchase by the Issuer, the undersigned’s beneficial ownership of Class A Common Stock now exceeds 20%, namely 20.36%.

Item 5. Interest in Securities of the Issuer.

     The amount of shares beneficially owned by the undersigned as of the date set forth below is as follows:

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		Aggregate	Percent
		Number	of Class

(a)	Beneficially Owned	5,787,659	20.36%

(b)	Sole Voting Power	350,277
	Shared Voting Power	5,437,382
	Sole Disposition Power	350,277
	Shared Disposition Power	5,437,382

(c)	The undersigned, in the sixty days prior to January 1, 2004, had no transactions in the Class A Common Stock of Brown-Forman Corporation.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to Be Filed as Exhibits.

     None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

/s/ Owsley Brown II

Owsley Brown II

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